SCHEDULE 13D

CUSIP No. 512815-10-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                            Lamar Advertising Company
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                  512815-10-1
                                 (CUSIP Number)

                                  L. Lowry Mays
                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CLEAR CHANNEL COMMUNICATIONS, INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    6.5%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  AMFM INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    6.5%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    6.5%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         CAPSTAR BROADCASTING PARTNERS, INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    6.5%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM OPERATING INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    6.5%

14       Type of Reporting Person

                  CO

* The Reporting Person  expressly  disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     This Amendment No. 5 to Schedule 13D amends and supplements items 2, 4, 5 and 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on or about June 11, 1999 (the "Initial 13D"), as amended by the Schedules 13D/A filed on or about March 10, 2000 (the "First Amended 13D"), September 6, 2000 (the "Second Amended 13D"), January 23, 2001 (the "Third Amended 13D"), and June 7, 2001 (the "Fourth Amended 13D"), and, together with the First Amended 13D, the Second Amended 13D, the Third Amended 13D and the Fourth Amended 13D, the "Amended 13Ds") by AMFM Holdings Inc. (f/k/a Chancellor Mezzanine Holdings Corporation), AMFM Operating Inc. (f/k/a Chancellor Media Corporation of Los Angeles), AMFM Inc. (f/k/a Chancellor Media Corporation), Capstar Broadcasting Partners, Inc. (with respect to the First, Second and Fourth Amended 13Ds) and Clear Channel Communications, Inc. (with respect to the Second, Third and Fourth Amended 13Ds) (collectively, the "Filing Parties"), with respect to the Class A Common Stock, $0.001 par value (the "Common Stock"), of Lamar Advertising Company (the "Company"). Items 1 and 3 remain unchanged. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows:

Item 2.  Identity and Background

         Item 2 is to be amended as follows:

     The attached Schedule I contains an amended list of the directors and executive officers of Clear Channel Communications, Inc. ("Clear Channel") which contains the following information with respect to each person:

          (i) name;

          (ii) principal business address; and

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     None of the directors or executive officers of Clear Channel has been convicted in a criminal proceeding during the last 5 years.

     None of the directors or executive officers of Clear Channel has, during the last 5 years, been a party to any civil proceeding as a result of which he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Each director and officer of Clear Channel identified on Schedule I is a United States citizen.

Item 4.  Purpose of Transaction

         Item 4 is to be amended as follows:

     On August 30, 2000, Clear Channel and AMFM Inc. ("AMFM") consummated the merger (the "Merger") of CCU Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clear Channel ("Merger Sub"), with and into AMFM, as provided by the Agreement and Plan of Merger, dated as of October 2, 1999, by and among Clear Channel, AMFM and Merger Sub.

     In connection with the Merger, Clear Channel and AMFM entered into a Consent Decree with the United States Department of Justice (the "Consent Decree"), pursuant to which AMFM agreed to dispose of all of its 26,227,273 shares of Common Stock currently held of record by AMFM Operating Inc. ("AMFM Operating") by December 31, 2002 (the "Sell Down"). The description of the Consent Decree contained herein is qualified in its entirety by reference to the Consent Decree, which was filed as Exhibit 99(a) to the Second Amended 13D and is incorporated herein by reference in response to this Item 4.

     On October 22, 2001, in connection with the Sell Down, AMFM Operating sold 5,000,000 shares of Common Stock at a price to AMFM Operating of $30.00 per share. The sales were made pursuant to an underwriting agreement (the
"Underwriting  Agreement")  and  a  registration  statement  on  Form  S-3  (the
"Registration Statement") filed by the Company in accordance with the Amended and Restated Registration Rights Agreement (as defined in Item 6 below) on September 8, 2000, and which was declared effective by the Securities and Exchange Commission on September 21, 2000. The terms of the Underwriting Agreement are described in greater detail in Item 6 below.

     Notwithstanding the foregoing and subject to the terms and conditions of the Consent Decree, the Filing Parties reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Filing Parties, market conditions or other factors.

Item 5.  Interest in Securities of Issuer

         Item 5 is to be amended as follows:

     (a) and (b) Each of the Filing Parties may be deemed to have beneficially owned in the aggregate 5,365,073 shares of the Common Stock of the Company by virtue of AMFM Operating's ownership of such shares. The aggregate number of shares of Common Stock covered by this Schedule 13D represents approximately 6.5% of the outstanding shares of Common Stock as of August 8, 2001 (the most recent date for which the Company's outstanding share information has been made available to the Filing Parties).

     Based upon the terms of the Company's certificate of incorporation, the shares of Class A Common Stock and Class B Common Stock outstanding and entitled to vote on matters submitted to stockholders as a single class (except as otherwise required by Delaware law), with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore, each of the Filing Parties may be deemed to have shared voting power representing approximately 2.16% of the outstanding voting power of the Company as of August 8, 2001.

     Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by it.

     (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         Item 6 is to be amended as follows:

     On September 15, 1999, the Company, AMFM Holdings Inc. ("AMFM Holdings"), AMFM Operating, and the Reilly Family Limited Partnership entered into that certain Stockholders Agreement (the "Stockholders Agreement") (a copy of which was filed as Exhibit 99(b) to the First Amended 13D and is incorporated herein by reference in response to this Item 6). Also on September 15, 1999, the Company, AMFM Operating and AMFM Holdings entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the First Amended 13D and is incorporated herein by reference in response to this Item 6). In connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings, Clear Channel, and the Reilly Family Limited Partnership entered into the First Amendment to the Stockholders Agreement dated as of July 19, 2000 (the "Amendment") (a copy of which was filed as Exhibit 99(b) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6). Also in connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings and Clear Channel entered into an Amended and Restated Registration Rights Agreement dated as of July 19, 2000 (the "Amended and Restated Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6). The descriptions of the Stockholders Agreement, the Registration Rights Agreement, the Amendment, and the Amended and Restated Registration Rights Agreement incorporated herein by reference are qualified in their entirety by reference to the applicable agreements.

     In connection with the Sell Down, on October 17, 2001, the Company, AMFM Operating, and Goldman, Sachs & Co. (the "Underwriter") entered into that certain Underwriting Agreement (the "Underwriting Agreement") (a copy of which is incorporated as Exhibit 99(a) to this Schedule 13D by reference to the current report on Form 8-K (File No. 000-30242) filed by the Company on October 19, 2001, and is incorporated herein by reference in response to this Item 6) pursuant to which the Underwriter agreed to purchase, and AMFM Operating agreed to sell, 5,000,000 shares of the Common Stock at a price of $30.00 per share, resulting in $150,000,000 aggregate proceeds to AMFM Operating. The Common Stock is to be offered to the public from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, subject to receipt and acceptance by the Underwriter, and subject to its right to reject any order in whole or in part.

     In addition, pursuant to the terms of the Underwriting Agreement and lock-up agreement (a copy of which is filed as Exhibit 99(b) to this Schedule 13D and is incorporated herein by reference in response to this Item 6) entered into on October 17, 2001 between AMFM Operating and the Underwriter, AMFM Operating agreed not to offer, sell, sell short or otherwise dispose of any shares of Common Stock of the Company or other capital stock of the Company, or any other securities convertible, exchangeable or exercisable for Common Stock or derivative of Common Stock owned by such person (or as to which such person has the right to direct the disposition of) for a period of 45 days after the date of the Prospectus (as defined therein), except with the prior written consent of the Underwriter or except as may be expressly permitted by the terms of such agreement.

     The description of the Underwriting Agreement and the lock-up agreement incorporated herein by reference are qualified in their entirety by reference to the applicable agreements. The information set forth in Items 2 and 4 above and the Exhibits filed herewith are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

     99(a)Underwriting Agreement, dated as of October 17, 2001, by and among Lamar Advertising Company, AMFM Operating Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.3 to the Current Report Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on October 19, 2001).

     99(b)Lock-Up  Agreement,  dated  as  of  October  17,  2001,  between  AMFM
          Operating Inc. and Goldman, Sachs & Co. (filed herewith).

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 25, 2001


                                     CLEAR CHANNEL COMMUNICATIONS, INC.


                                     By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                     AMFM INC.


                                     By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                     AMFM HOLDINGS INC.


                                     By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                     CAPSTAR BROADCASTING PARTNERS, INC.

                                     By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer


                                     AMFM OPERATING INC.


                                     By:      /s/HERBERT W. HILL, JR.
                                         -----------------------------------
                                         Herbert W. Hill, Jr.
                                         Senior Vice President and
                                         Chief Accounting Officer

                                   Schedule I

     Name, business address and present principal occupation or employment of the directors and executive officers of Clear Channel:

         Directors

                  L. Lowry Mays
                  Chairman of the Board and Chief Executive Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  Thomas O. Hicks
                  Vice Chairman
                  Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated
                  200 Crescent Court, Suite 1600
                  Dallas, Texas 75201

                  Mark P. Mays
                  President/Chief Operating Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Randall T. Mays
                  Executive Vice President/Chief Financial Officer 200 East Basse Road
                  San Antonio, Texas 78209

                  B. J. McCombs
                  Private Investor
                  825 Contour Drive
                  San Antonio, Texas 78212

                  Alan D. Feld
                  Attorney in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  1700 Pacific Avenue, 41st Floor
                  Dallas, Texas 75021

                  Theodore H. Strauss
                  Managing Director of Bear, Stearns & Co., Inc.
                  300 Crescent Court, Suite 200
                  Dallas, Texas 75201

                  John H. Williams
                  Retired Senior Vice President of Everen Securities, Inc. 4727 Lafayette Avenue
                  Fort Worth, Texas 76107

                  Karl Eller
                  Chief Executive Officer of Eller Media
                  2850 East Camelback Road, Suite 300
                  Phoenix, Arizona 85016

                  Robert L. Crandall
                  Director of American Express Company, Anixter International, Inc., Celestica, Inc., Halliburton Company and MediaOne Group, Inc.
                  5215 North O'Connor Boulevard, Suite 17
                  Irving, Texas 75039

                  Vernon E. Jordan, Jr.
                  Senior Managing Director of Lazard Freres & Co., LLC, and Of Counsel at the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  30 Rockefeller Plaza
                  New York, New York 10020

                  Perry J. Lewis
                  Heartland Industrial Partners
                  55 Railroad Avenue
                  Greenwich, Connecticut 06830

         Executive Officers who are not Directors

                  Herbert W. Hill, Jr.
                  Senior Vice President/Chief Accounting Officer
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Kenneth E. Wyker
                  Senior Vice President, General Counsel and Secretary 200 East Basse Road
                  San Antonio, Texas 78209

                  William Moll
                  President - Television
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Roger Parry
                  Chief Executive Officer - Clear Channel International 33 Golden Square
                  London WIR 3PA

                  Paul Meyer
                  President/Chief Operating Officer - Eller Media
                  2850 East Camelback Road, Suite 300
                  Phoenix, Arizona 85016

                  Juliana F. Hill
                  Senior Vice President/Finance
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Randy Michaels
                  President of Radio
                  200 East Basse Road
                  San Antonio, Texas 78209

                  Brian Becker
                  Chief Executive Officer - Live Entertainment/SFX 2000 West Loop South, Suite 1300
                  Houston, Texas 77027

                                  Exhibit Index

                  Name of Exhibit

99(a)Underwriting  Agreement,  dated as of October 17, 2001,  by and among Lamar
     Advertising Company, AMFM Operating Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.3 to the Current Report Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on October 19,
     2001).

99(b)Lock-Up  Agreement,  dated as of October 17, 2001,  between AMFM  Operating
     Inc. and Goldman, Sachs & Co. (filed herewith).

                                                                 Exhibit 99(b)

                                LOCK-UP AGREEMENT



                                October 17, 2001

Goldman, Sachs & Co.
   85 Broad Street
      New York, New York  10004





                 Re: Lamar Advertising Company - Public Offering

Ladies and Gentlemen:

     The undersigned understands that you (the "Underwriter") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Lamar Advertising Company, a Delaware corporation (the "Company"), and a selling shareholder to be named therein (the "Selling Shareholder") providing for the public offering (the "Public Offering") of Class A Common Stock, par value $.001 per share (the "Common Stock"), of the Company. Capitalized terms set forth herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

     In consideration of the Underwriter's agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Goldman, Sachs & Co., the undersigned will not, during the period commencing on the date of the prospectus relating to the Public Offering (the "Prospectus") and ending 45 days thereafter, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company, or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, (x) any securities convertible into or exercisable or exchangeable for Common Stock or (y) any shares of Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission, or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the undersigned agrees that, without the prior written consent of Goldman, Sachs & Co. it will not, during the aforementioned 45-day period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any securities convertible into or exercisable or exchangeable for Common Stock.

     The restrictions in this letter shall not prohibit (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) bona fide gifts or distributions (including if the stockholder is a partnership, to its partners) without consideration to individuals who (i) concurrently deliver to you a letter substantially in the form of this letter and (ii) as a result of such transfer or distribution, will not be required to make, or shall not voluntarily make, a filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (other than a filing on Form 5 made after the expiration of the 45-day period referenced to above), (c) transfers which occur by operation of law, such as the rules of intestate succession or statutes governing the effects of a merger, provided the transferee shall be bound by the terms of this letter, or
(d) the exercise of options (including a cashless exercise) or conversion of convertible securities outstanding as of the date hereof, provided that the shares received upon such conversion or exercise shall be subject to the terms of this letter.

     In furtherance of the foregoing, the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

     The undersigned understands that, if the Underwriting Agreement is not executed on or before October 17, 2001, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

     The undersigned understands that the Underwriter will be entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

     THIS LOCK-UP AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.


                                      Very truly yours,


                                      Selling Shareholder
                                      AMFM Operating, Inc.



                                      By:   /s/ Juliana Hill
                                         -------------------------------------
                                      Name: Juliana Hill
                                      Title:  Senior Vice President - Finance


Accepted as of the date first set forth above:

Goldman, Sachs & Co.


By:    /s/ Goldman, Sachs & Co.
       ----------------------------------------------
       (Goldman, Sachs & Co.)